Exhibit 10.4

PARKWAY PROPERTIES, INC.
LONG-TERM CASH INCENTIVE PLAN
FOCUS Plan

1.   Introduction. Parkway Properties, Inc., establishes this Parkway Properties, Inc. Long-Term Cash Incentive Plan (the "Plan") to reward significant out-performance under the Company's FOCUS Plan for the three-year Performance Period ending June 30, 2013 (the "Cash Incentive Pool").

2.   Definitions.

(a)   "Average Share Price" for a particular period means the average of the Fair Market Values of a Share on all the dates in that period on which the exchange on which Shares are traded is open.

(b)   "Capitalization of the Company" means the Average Share Price for June 2010, (which was $15.80) multiplied by the number of Common Shares outstanding on that date (which was 21,568,931, for a Capitalization on June 30, 2010, of $340,789,110).

(c)   "Cause" has the meaning given in the Omnibus Equity Incentive Plan.

(d)   "Change in Control" has the meaning given in the Omnibus Equity Incentive Plan.

(e)   "Common Shares" or "Shares" means the shares of common stock, $0.001 par value, of the Company.

(f)   "Compounded Annual TRS for the Performance Period" shall be calculated in accordance with the generally accepted calculation of a compounded annual growth rate over a defined period.

(g)   "Disability" has the meaning given in Treasury Department regulations issued under section 409A of the Internal Revenue Code.

(h)   "Fair Market Value" of a Common Share means on a given date, the closing price of a Share as reported on the national securities exchange on which Common Shares are traded, or under any composite transaction report of such exchange on such date, or, if no prices are so reported on that date, on the next preceding date on which such prices are so reported. If Common Shares are not traded on a national exchange, "Fair Market Value" will have the alternative meaning given in the Omnibus Equity Incentive Plan.

(i)   "Good Reason" has the meaning given in the Omnibus Equity Incentive Plan.

(j)   "Omnibus Equity Incentive Plan" means the Parkway Properties, Inc. 2010 Omnibus Equity Incentive Plan, as it may be amended from time to time.

(k)   "Performance Period" means the period beginning on July 1, 2010, and ending on June 30, 2013, except as provided in Section 10 in connection with a Change in Control.

(l)   "RMS" means the MSCI US REIT Index calculated on a gross basis or, in the event such index is discontinued or its methodology significantly changed, a comparable index selected by the Committee in good faith for the Performance Period.

(m)   "Subsidiary" means a corporation, partnership, joint venture, or other entity in which the Company has an equity, profit, or voting interest of at least 50 percent.

(n)   "TRS for the Performance Period" means, with respect to the Company, (A) the sum of (1) the change in the Average Share Price for the Performance Period (determined using the average price per Share for the month ended June 30, 2010, and the average price per Share for the month ending June 30, 2013, except as provided in Section 10 in connection with a Change in Control), plus (2) reinvested dividends and other distributions paid with respect to Common Shares during the Performance Period, divided by (B) the Average Share Price for the month ended June 30, 2010, all of which is subject to adjustment as provided in Section 9. For the purpose of computing TRS, dividends and other distributions paid with respect to Common Shares shall be assumed to be reinvested in Common Shares as of the end of the month in which paid.

3.   Dual Performance Criteria.

(a)   Payout from the Cash Incentive Pool is conditioned on the achievement of two performance criteria:

(i)   the Company must achieve a Compounded Annual TRS for the Performance Period that exceeds 14 percent, AND

(ii)   the Company's Compounded Annual TRS for the Performance Period must exceed the compounded annual return of the RMS for the Performance Period by at least 500 basis points.

(b)   Payout attributable to Compounded Annual TRS in excess of 19 percent for the Performance Period is further conditioned on the Compounded Annual TRS for the Performance Period exceeding the compounded annual return of the RMS for the Performance Period by at least 600 basis points.

4.   Cash Incentive Pool. Subject to achievement of the dual performance criteria provided in Section 3, the amount of the Cash Incentive Pool will be determined upon a sliding scale of the Compounded Annual TRS achieved by the Company for the Performance Period, as provided in the table below. The Cash Incentive Pool will not exceed a cap equal to

the product of 450,000 multiplied by the Average Share Price for the month ending June 30, 2010 ($15.80 per Share), which is $7,110,000.

Compounded Annual TRS for Performance Period		Amount of Cash Incentive Pool*
Up to 14 percent		$ 0
> 14 percent and	RMS + 500 basis points	$ 817,894
> 15 percent and	RMS + 500 basis points	$ 1,635,788
> 16 percent and	RMS + 500 basis points	$ 2,453,682
> 17 percent and	RMS + 500 basis points	$ 3,271,575
> 18 percent and	RMS + 500 basis points	$ 4,089,469
> 19 percent and	RMS + 600 basis points	$ 4,907,363
> 20 percent and	RMS + 600 basis points	$ 5,725,257
> 21 percent and	RMS + 600 basis points	$ 6,543,151
> 22 percent and	RMS + 600 basis points	$ 7,110,000

*NOTE: If the Compounded Annual TRS for the Performance Period is between two of the performance levels indicated above, the amount of the Cash Incentive Pool will be determined on a linear basis. For example, if the Company's Compounded Annual TRS for the Performance Period is 16.5 percent, then the amount of the Cash Incentive Pool will be $2,862,628.

5. Participants. The Compensation Committee of the Board of Directors will select the officers of the Company who will be eligible to participate in the Cash Incentive Pool subject to their entry into a participation agreement prescribed by the Committee and to fulfillment of the service conditions of Sections 6 and 7. The participation agreement will set out the participant's percentage interest in the Cash Incentive Pool, as determined by the Committee, and any other terms and conditions the Committee finds appropriate.

6. Eligibility To Participate in Cash Incentive Pool. Subject to Section 7, a participant will be entitled to participate in the Cash Incentive Pool if:

(a) the Company has satisfied the dual performance criteria provided in Section 3, and

(b) the participant remains in the employ of the Company or a Subsidiary on July 15, 2013, or the participant's employment has terminated before July 15, 2013, by reason of death or Disability,

7. Amount of Interest, Conditions on Payment, and Timing of Payment. The amount payable to a participant who is entitled to participate in the Cash Incentive Pool pursuant to Section 6, the service conditions on payment, and the timing of payment, will be:

(a) Unless paragraph 7(b) applies, and subject to the service condition of subparagraph (a)(ii), the amount payable to the participant will be the Cash Incentive Pool multiplied by the participant's percentage interest set out in his or her participation agreement.

  (i) One-half of the amount payable will be paid on July 15, 2013.

  (ii) The second half of the amount payable will be paid on July 15, 2014, provided one of the following service conditions is satisfied: the participant remains in the employ of the Company or a Subsidiary on that date; or the participant's employment terminates after July 15, 2013, and before July 15, 2014, by reason of the Participant's death or Disability. If neither of the conditions is satisfied, the participant will forfeit the second half of the amount payable.

(b) This paragraph (b) applies if the participant's employment terminates by reason of death or Disability before July 15, 2013. The amount payable to such a participant will be the amount determined under the first sentence of paragraph (a), multiplied by a fraction the numerator of which is the number of full months elapsed from July 1, 2010, through the date of termination of employment and the denominator of which is 36. Payment will be made in two equal installments at the times provided in paragraph (a), without regard to the service conditions in subparagraph (a)(ii).

8. Forfeiture.

(a) A participant will forfeit all interest in the Cash Incentive Pool that does not become payable pursuant to Section 7. The Committee may reallocate any forfeited percentage to other participants or to newly designated participants.

(b) If the Company does not satisfy the dual performance criteria described in Section 3(a), no amount will be payable under this Plan.

9. Capital Changes. The Committee shall adjust the dual performance criteria described in Section 3, the calculation of TRS, and the calculation of the amount of the Cash Incentive Pool to the extent (if any) it determines that the adjustment is necessary or advisable to preserve the intended incentives and benefits to reflect (a) any material change in corporate capitalization, any material corporate transaction (such as a reorganization, combination, separation, merger, acquisition, or any combination of the foregoing), or any complete or partial liquidation of the Company, (b) any change in accounting policies or practices, (c) the effects of any special charges to the Company's earnings, or (d) any other similar special circumstances.

10. Change in Control. Notwithstanding any provision of the Plan to the contrary, in the event of a Change in Control before July 15, 2014, the provisions of this Section 10 shall apply.

(a)   If a participant's employment with the Company is terminated by the Company for any reason other than Cause or by such participant for Good Reason, in each case, within the two-year period commencing on the Change in Control, then, as of the date of such participant's termination, the following treatment shall apply.

(i)   If the termination of employment occurs before July 15, 2013, then the determination of whether the Company has satisfied the dual performance criteria set out in Section 3 and the calculation of the amount of the Cash Incentive Pool under Section 4 will be made on the basis of a Performance Period that begins on July 1, 2010, and ends on the day before the date of the termination of employment. In the calculation of the TRS for the Performance Period, there shall be substituted for the term "the average price per Share for the month ending June 30, 2013", the term "the average price per Share for the 30 day period ending on the day before the participant's termination of employment." The amount payable will be the Cash Incentive Pool multiplied by the participant's percentage interest set out in his or her participation agreement, and then multiplied by a fraction the numerator of which is the number of full months elapsed from July 1, 2010, through the date of termination of employment, and the denominator of which is 36. Payment will be made in one lump sum as soon as practicable following the date of the termination of employment, but in no event later than 90 days after that date, on a date determined by the Company. No other amount will be payable under the Plan after a Change in Control.

(ii)   If the termination of employment occurs on or after July 15, 2013, payment of any amount described in Section 7(a) that remains unpaid upon the date of the termination of employment will be paid in one lump sum as soon as practicable following the date of the termination of employment but not later than 90 days after that date, on a date determined by the Company.

(iii)   However, unless the Change in Control is a change in the ownership or effective control or of ownership of a substantial portion of the assets of the Company (within the meaning of Internal Revenue Code section 409A), a Change in Control shall not accelerate the time of payment of amounts payable under the Plan that are deferred compensation subject to Code section 409A.

11.   Section 409A.

(a)   The term "termination of employment" shall be construed to mean a separation from service, as that term is defined in the regulations under section 409A of the Internal Revenue Code of 1986, as amended.

(b)   If a payment to be made under this Plan is triggered by a termination of employment, and if the participant is, on the date of termination of employment, a specified employee, as that term is used in regulations under section 409A of the Code, no payment of an amount that is deferred compensation for purposes of section 409A of the Code may be made until the first day of the seventh month beginning after termination of employment. The Company believes the amounts payable under this Plan are not deferred compensation for purposes of section 409A of the Code, and this paragraph shall be construed accordingly unless this belief is demonstrated to be incorrect.

12. <u>Withholding</u>. The Company will deduct from any payment to be made under this Plan the amount of tax it is obliged to withhold with respect to the payment.

13. <u>Administration</u>. The Committee shall administer the Plan. The Committee shall have all the powers vested in it by the terms of the Plan. The Committee shall have full authority to interpret the Plan and participation agreements, to prescribe, amend, and rescind rules and regulations relating to the Plan, and to make any determinations it finds necessary or advisable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any participation agreement in the manner and to the extent the Committee deems desirable. Any decision of the Committee in the administration of the Plan shall be in its sole discretion and conclusive. The Committee may act only by a majority of its members in office, except that the Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee.

No Committee member and no delegate of the Committee shall be liable for any determination made in good faith under the Plan.

14. <u>Recoupment</u>. The Committee may provide in a participation agreement or in a policy applicable to this Plan that, under conditions specified in the participation agreement or policy, the participant shall forfeit all rights under the Plan and shall be obliged to pay back or return to the Company amounts previously paid under the Plan. Such conditions may include, by way of illustration and not by way of limitation, the occurrence of an error in financial statements that results in the payment of a greater amount than would have been paid based on correct financial statements.

15. <u>Beneficiary Designation</u>. A participant may, from time to time, name a beneficiary or beneficiaries (who may be named contingently or successively) to whom any amount under the Plan after the participant's death shall be paid. Each such designation shall revoke all prior designations by the same participant, shall be in a form acceptable to the Company, and shall be effective only when filed by the participant in writing with the Company during the participant's lifetime. In the absence of any such designation, any amounts payable under the Plan after the participant's death shall be paid when due to the participant's estate unless otherwise provided in the participation agreement.

16. <u>No Alienation</u>. Except to the extent required by law, the right of a participant or beneficiary to payment under this Plan shall not be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the participant or beneficiary.

17. <u>Construction</u>. The Plan shall be construed in accordance with the law of the State of Maryland. To the extent the Plan provides for the payment of deferred compensation (within the meaning of section 409A of the Internal Revenue Code of 1986, as amended), the terms of the Plan and the participation agreements shall be construed to conform to the requirements of Code section 409A for the deferral (until payment) of the inclusion of the compensation in gross income.

IN WITNESS WHEREOF, the Company has caused this Plan to be signed this _____day of _____, 2010.

PARKWAY PROPERTIES, INC.

By _____

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